UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 9)

Under the Securities Exchange Act of 1934

PS Business Parks, Inc.
(Name of Issuer)

COMMON STOCK  $0.01 PAR VALUE
(Title of Class of Securities)
69360J 10 7 (CUSIP Number)

Steven M. Glick
701 Western Avenue
Glendale, California 91201-2397
(818) 244-8080
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 7, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON: Public Storage
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4.	SOURCE OF FUNDS: WC/OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7.	SOLE VOTING POWER: 7,158,354
	8.	SHARED VOTING POWER: 0 Shares
	9.	SOLE DISPOSITIVE POWER: 7,158,354
	10.	SHARED DISPOSITIVE POWER: 0 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,158,354
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.67% (1)
14.	TYPE OF REPORTING PERSON: CO
(1) Percentage of class based on number of shares outstanding at November 7, 2013 of 26,844,822.

This Amendment No. 9 (“Amendment No. 9”) amends the Statement on Schedule 13D, dated November 16, 1995, as previously amended (the “Schedule 13D”), previously filed by Public Storage, Inc. (which is now named Public Storage).  Capitalized terms not defined herein have the meanings set forth in the Schedule 13D.

ITEM 3.                      Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended by adding the following:

Pursuant to a Stock Purchase Agreement dated November 4, 2013 between PS and PSB (the “Stock Purchase Agreement”), PS agreed, subject to certain conditions, including the completion of a contemplated underwritten public offering by PSB, to purchase 950,000 Shares at a price of $79.25.  On November 7, 2013, PSB completed an underwritten public offering of 1,495,000 of its Shares for $79.25 per share (none of which were acquired by PS) and, concurrently, on November 7, 2013, PS purchased 950,000 Shares pursuant to the Stock Purchase Agreement for aggregate consideration of $75,287,500.

The foregoing description of the Stock Purchase Agreement is qualified in its entirely by reference to the full text of the Stock Purchase Agreement, which is filed as Exhibit 7 to this Schedule 13D and incorporated by reference herein.

All of the funds for the acquisition of the additional Shares purchased under the Stock Purchase Agreement and in the open market transactions described in Item 5 of this Amendment No. 9 came from PS’s available cash-on-hand or from borrowings under PS’s Amended and Restated Credit Agreement, dated as of March 21, 2012, as amended, with each of the lenders party thereto and Wells Fargo Bank, National Association, as agent.

ITEM 4.                      Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby amended by deleting the first paragraph thereof and replacing it with the following:

The information set forth in Item 3 of this Amendment No. 9 is incorporated into this Item 4 by reference.

PS has owned a substantial equity interest in PSB since its formation in 1990.  The current Chief Executive Officer and Chairman of the Board of PS, Ronald L. Havner, Jr., has served as Chairman of the Board of PSB since 1998, and Gary E. Pruitt is a member of the Board of both PS and PSB.  PS owns 26.7% of the outstanding Shares.  PS also owns 7,305,355 of the outstanding common units of PS Business Parks, L.P.  PS has the option to redeem the common units it owns, and PSB, in turn, has the option of satisfying such redemption by issuing Shares.  If PS were to redeem the common units, and PSB elected to satisfy such redemption by issuing Shares, upon such redemption, PS would own 42.4% of the Shares.  PS has no current plans to redeem the common units.

PS purchased the Shares pursuant to the Stock Purchase Agreement in order to largely offset the effect of PSB’s concurrent underwritten public offering on PS’s percentage ownership interest of PSB.

ITEM 5.                      Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended by deleting the first two paragraphs thereof and replacing them with the following:

As of November 7, 2013, PS owned a total of 7,158,354 Shares.  Such Shares constitute approximately 26.7%, in the aggregate, of the total number of Shares outstanding on November 7, 2013 of PSB.  PS has sole voting power and sole dispositive power with respect to all of the Shares it owns.

PS purchased the following Shares of PSB in transactions during the past 60 days:

Purchase Date	No. of Shares	Price Per Share	Transaction Type
9/10/2013	28,389	$72.5203	Open Market Purchase
11/7/2013	950,000	$79.2500	Private Placement pursuant to the Stock Purchase Agreement

ITEM 6.                      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended by adding the following:

The information set forth in Item 3 of this Amendment No. 9 is incorporated into this Item 6 by reference.

ITEM 7.                      Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended by adding the following:

Exhibit	Document
Exhibit 7	Stock Purchase Agreement by and between PS and PSB, dated November 4, 2013 (incorporated by reference to Exhibit 1.2 of the Current Report on Form 8-K filed by PSB on November 6, 2013)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2013

Public Storage

By: /s/ Steven M. Glick
Name: Steven M. Glick
Title: Senior Vice President